SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

PEOPLESTRING CORPORATION
(Name of Issuer)

COMMON STOCK, $0.00001 Par Value Per Share
(Title of Class of Securities)

71272D 103
 (CUSIP Number)

Darin M. Myman
157 Broad Street, Suite 109
Red Bank, New Jersey 07701
 (732) 741-2840
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

April 2, 2009
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Adam M. Kotkin

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

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(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

 UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
2,500,000
(8) SHARED VOTING POWER
9,975,600
(9) SOLE DISPOSITIVE POWER
2,500,000
(10) SHARED DISPOSITIVE POWER
9,975,600

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,475,600

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.8%

(14) TYPE OF REPORTING PERSON

IN

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ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.00001, of PEOPLESTRING CORPORATION, a Delaware corporation, with its principal place of business located at 157 Broad Street, Suite 109, Red Bank, New Jersey 07701. The telephone number is (732) 741-2840 and the fax number is (732) 741-2842.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the individual filing this statement is Adam M. Kotkin, who is hereinafter sometimes referred to as the “Reporting Person.” The address for Adam M. Kotkin is Peoplestring Corporation, 157 Broad Street, Suite 109, Red Bank, New Jersey 07701. The telephone number is (732) 741-2840.

Adam M. Kotkin is the Chief Operating Officer and Secretary of Peoplestring Corporation, a Delaware corporation, with its principal place of business located at 157 Broad Street, Suite 109, Red Bank, New Jersey 07701. The telephone number is (732) 741-2840 and the fax number is (732) 741-2842.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 2, 2009, the Issuer issued 2,500,000 shares of its common stock to Adam M. Kotkin at a per share purchase price of $0.00005.

ITEM 4. PURPOSE OF TRANSACTION.

Investment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person acquired 2,500,000 of the issued and outstanding common shares of the Issuer.  Such amount represented 7.4% of the total issued and outstanding common shares of the Issuer.

The Reporting Person is the Chief Operating Officer and Secretary of BigString Corporation (“BigString”) and therefore the indirect owner of the 9,975,600 shares of the Issuer (10,000,000 shares acquired by BigString on January 2, 2009 and 24,400 shares sold on January 25, 2011). Such amount represented 29.4% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2011

By:	/S/ Adam M. Kotkin
Adam M. Kotkin, COO and Secretary

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